UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events - Submission of Matters to a Vote of Security Holders.

On July 29, 2022, Bit Digital, Inc. (the “Company”) held its 2021 Annual Meeting of Shareholders (the “Meeting”). The following matters were submitted to a vote of the Company’s shareholders at the Meeting: (i) the election of five (5) directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified; (ii) to authorize the Board of Directors to effect a reverse stock split; and (iii) to approve and adopt amended and restated versions of the Company’s Memorandum and Articles of Association.

At the Meeting, a total of 14,435,571 ordinary shares of the Company voted in person or by proxy, out of 82,426,279 (17.5%) ordinary shares entitled to vote at the Meeting; and 50,000,000 preference shares voted at the Meeting or an aggregate of 48.7% of the Company’s voting securities. A quorum of more than one-third of all voting securities was present at the Meeting. Set forth below are the number of final votes cast for, against, abstained or withheld, as to each matter:

Proposal 1. Election of Five (5) Directors:

Nominee	For	Against	Abstained/Withheld
Zhaohui Deng	58,167,657	0	6,267,917
Erke Huang	63,649,141	0	786,432
Ichi Shih	58,213,867	0	6,221,706
Yan Xiong	62,279,904	0	2,155,669
Brock Pierce	63,889,965	0	545,608

Proposal 2
To authorize Reverse Stock Split	57,187,864	7,202,938	44,768

Proposal 3
To approve and adopt amended and restated versions of the Company’s Memorandum and Articles of Association.	58,334,451	5,997,710	103,410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: August 3, 2022

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